UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission file number: 001-38639

111, Inc.

10th Floor, T1, Yuzhongxin, No. 268 Yubei Road

Pudong New Area

Shanghai, 201204

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F ☒    Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	111, Inc. Announces Fourth Quarter and Fiscal Year 2025 Financial Results

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

111, INC.

Date:	April 9, 2026	By:	/s/ Junling Liu
			Name:	Junling Liu
			Title:	Chief Executive Officer